Filed by NATCO Group Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NATCO Group Inc. Commission File No.: 001-15603

Transition Times

We continue to keep you updated on the acquisition process and organization developments through the Transition Times which offers a snapshot of our progress.

In this fourth issue, we highlight some pertinent matters, such as, offers of employment with Cameron, insight into Cameron’s branding, updates on site visits and the change network. In addition, we have included Q&A’s from the Cameron transition website.

Remember you may also access the Cameron site www.welcometocameron.com which provides additional information on the acquisition process.

Offers of Employment with Cameron

We understand the uncertainty that many individuals feel about their future employment with Cameron, which has been created due to the integration process we are going through.

As we navigate the regulatory approval process, the transition teams are working hard to prepare for the integration of the companies. There are, however, limits to what can be done in advance of closing. Antitrust laws require that the two companies continue to conduct their day-to-day operations independently. A key aspect of this involves not altering the business conduct of the other party. One unintended consequence of extending offers of future employment too far in advance of closing can be a change in the way that people go about their daily responsibilities and alter the way that the companies relate to each other.

While we do not yet know who will be receiving offers of employment, please know that we will issue offers of employment as soon as possible, contingent on the closing of the acquisition.

Branding Examples

In the last issue, we began to address the proposed brand changes that will occur after the close of the NATCO acquisition. In this issue we thought it might be informative to provide examples of Cameron logos, business cards, signage and specialty items.

Cameron has a Corporate Identity Program which organizes the impressions made by advertising, packaging, promotional materials, stationery, business forms, signage and other means of communication into a unified visual impression of the company. To follow are examples of the current usage various graphic elements and treatments in Cameron logos:

Corporate logo - Horizontal Formats	Corporate logo - Vertical Formats

To follow are examples of the Cameron business cards, signage, and branded merchandise:

Business card

Signage

Specialty

Site Visits

Site visits by Cameron and NATCO management have been completed at the following NATCO facilities:

•	Calgary, Canada
•	Casper, Wyoming

•	Electra, Texas
•	Harvey, Louisiana
•	Magnolia, Texas
•	New Iberia, Louisiana
•	Odessa/Midland, Texas
•	Vernal, Utah
•	Williston, North Dakota

Additional site visits are being planned. Details to be announced (TBA).

Change Networks Update

As was mentioned in previous Transition Times, change networks are being implemented in both Cameron and NATCO to provide employees with a way to provide feedback to the Integration Teams on:

•	how well news is getting out
•	how well the news is being understood, and
•	questions, issues and concerns that should be addressed.

Here’s a brief update:

1.	Participating business leaders have been through onboarding sessions.
2.	Change agents have been identified in both NATCO and Cameron and are going through onboarding sessions.
3.	Biweekly change network meetings – either face-to-face or by conference calls – will begin shortly.

Independent Companies Reminder

While the Integration Teams are busy planning for the acquisition, it is important to remember that until closing, the two companies remain separate entities and must continue to act accordingly. For further guidance on what conduct is and is not permissible during the pre-closing period, please consult the “Rules of the Road” document posted on the Welcome to Cameron website.

Stay Tuned…

Upcoming Acquisition Updates will include:

•	additional details about the new org structures
•	Human Resources information (including global updates)
•	additional NATCO and Cameron organizational information
•	IT systems announcements, and
•	operational transition plans, such as office moves.

Q&A

Q: What is Cameron’s maternity leave policy?

A: In the US, maternity is covered under short term disability. Typically, the time out would be 6 weeks for a natural delivery and 8 weeks for a C-section. The employee can also utilize the Family and Medical Leave Act (FMLA) for up to 12 weeks for the delivery of a child (mother or father). In the UK, we adhere to the statutory provisions for Statutory Maternity Pay (SMP) as follows: The higher rate: 90% of your average weekly earnings for the first 6 weeks, then the ordinary rate: 33 weeks at the standard rate revised from time to time by the government or 90% of salary if this is less. We do not provide any enhancements on SMP.

In Canada Maternity and Parental (mother or father) leaves are administered in accordance to the provincial Employment Standards of maximum 15 weeks and 37 weeks respectively of unpaid leave from the Company while receiving government Employment Insurance (EI) benefits. The Company benefit plans and pension contributions continue for the employee’s leave period for the employee and eligible dependants.

Q: How will the merger of NATCO/Cameron affect the private medical scheme?

A: The current provider for the Cameron Private Medical Scheme in the UK is AXA PPP. Employees identified as currently eligible for Private Medical cover will remain so and communications will follow in the future on the detail of the benefit provision.

Q: If an employee is undergoing medical treatment under the above scheme, and their employment is terminated under the merger, will the company still honor the completion of treatment?

A: Employees who are in the course of treatment and who leave Cameron’s employment (for any reason) have the option of being able to continue their private health cover benefit with AXA PPP at their own expense in order to allow ongoing treatment to continue.

Q: Is there a date when staff will know their future, as the longer the uncertainty continues the greater the stress levels become, and it is clear that from previous correspondence this is something the company does not want to happen?

A: We understand the uncertainty many employees of both NATCO and Cameron feel regarding their position once the acquisition closes. Unfortunately, due to government regulations, Cameron is unable to announce appointments into specific jobs until much closer to the date of close.

Q: Will NATCO Canada’s WCB account number change once the merger is complete? This can affect our current Certificate of Recognition.

A: For the period that NATCO continues as a separate legal entity (potentially even after completion of the acquisition) the Workers’ Compensation Board (WCB) account will remain as the current NATCO WCB account and experience rating, and accordingly, the Certificate of Recognition (COR) remains as current.

In the event that NATCO Canada is incorporated within the Cameron Canada Corporation legal entity, the Cameron WCB account and experience rating will supersede the former NATCO WCB account.

Q: Is it possible for my pay to go down?

A: The analysis of the pay rates of NATCO and Cameron has not been completed, so we do not yet know how the two companies’ pay rates compare with each other.

Q: Does Cameron pay for uniforms and boots or one of the other?

A: Cameron supplies personal protective equipment (PPE), including protective clothing, where assessments of hazards in the workplace require such (e.g. fire-retardant coverall and steel-toed shoes). Assessment of the hazards and administration of this practice is handled by local management.

Q: I am currently allowed to work a flex schedule of 7 am to 4pm; does Cameron offer a flex hour work schedule? If so what are their hours? If not will they allow us to continue working our flex schedule after the merger is complete?

A: Although Cameron does not offer formal flex programs such as 9/80s, managers do have the ability to assign work hours that vary from a regular 8 am to 5 pm schedule. Your 7-4 work schedule most likely will not be impacted by the merger.

Q: What will be the direction of the measurement group for Test International located in Angola Africa?

A: Responsibility for the Test Angola operation will be with the Flow Control division. It is currently envisaged that Test Angola will continue to provide to its customers the services that are being provided today.

Please continue to submit your questions on the CAMERON/NATCO integration through the Cameron website http://www.welcometocameron.com/documents.cfm or to Charlotte Strachan - cstrachan@natco-us.com.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties. NATCO cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov. Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, on July 20, 2009, Cameron filed with the SEC a Registration Statement on Form S-4, which includes a preliminary prospectus of Cameron and a preliminary proxy statement of NATCO. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to NATCO stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, AND ANY OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING CAMERON, NATCO, AND THE MERGER. Investors and security holders of Cameron and NATCO may obtain a free copy of the Registration Statement on Form S-4, the preliminary proxy statement and any other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The Registration Statement on Form S-4, the preliminary proxy statement and any other related documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may be, under the rules of the SEC, considered participants in the solicitation of the stockholders in connection with the proposed merger may be found in the preliminary proxy statement/prospectus included in Cameron’s Registration Statement on Form S-4 filed with the SEC on July 20, 2009. You can find information about NATCO’s executive officers and directors in its definitive proxy statement for its 2009 annual meeting filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO at the website address noted above.